Save the Date --- Copa Holdings' Investor Day to be Held at the New York Stock Exchange

PANAMA CITY, March 28, 2013 /PRNewswire/ -- Copa Holdings S.A. (NYSE: CPA) will be hosting its Seventh Annual Investor Day ("Copa Day") at the New York Stock Exchange Euronext on Wednesday, May 29, 2013. This event, held for analyst and institutional investors, will take place from 12:00pm to 4:00pm and will feature presentations from Copa Holdings' management team.

You may confirm your participation in this event by May 15th, 2013, by accessing our Investor Relations website at http://investor.shareholder.com/copa/events.cfm.

Should you need more information please contact our Investor Relations Department at (507) 304-2476 or email: jputaturo@copaair.com.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 84 aircraft: 58 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit http://www.copa.com.

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CONTACT: Joseph Putaturo – Panama, Director - Investor Relations, +1-507-304-2677